Exhibit 99.1

Niu Technologies Announces Third Quarter 2019 Financial Results

— Third Quarter Total volume of e-scooter sales up 23.5% year over year

— Third Quarter Revenues of RMB 654.5 million, up 32.7% year over year

— Third Quarter net income of RMB 66.4 million, compared to net loss of RMB 2.2 million in the third quarter of last year

BEIJING, China, Nov. 25, 2019 (GLOBE NEWSWIRE) — Niu Technologies (“Niu”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the third quarter 2019.

Third Quarter 2019 Financial Highlights

•                  Revenues were RMB 654.5 million, an increase of 32.7% year over year

•                  Gross margin was 22.2%, compared with 12.4% in the third quarter of 2018

•                  Net income was RMB 66.4 million, compared with net loss of RMB 2.2 million in the third quarter of 2018

•                  Adjusted net income (non-GAAP)1 was RMB 72.5 million, compared with adjusted net income of RMB 4.9 million in the third quarter of 2018

Third Quarter 2019 Operating Highlights

•                  The number of e-scooters sold reached 149,424, up 23.5% year over year

•                  Franchised stores in China reached 1,020, an increase of 15 since June 30, 2019

•                  Overseas sales network expanded to 26 distributors covering 35 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We delivered a solid revenue growth and improved gross margin.  The Company continued to operate profitably.  The e-scooter market in China recovered gradually from the second quarter when the new national standards started to be implemented.  Our year over year sales volume growth rate increased to 23.5% this quarter, compared with the 13.8% in the second quarter.  The new regulation also affected the competitive landscape of the industry.  We are pleased to see that the Company continued to grow and at the same time achieved higher profitability.”

Dr. Li continued, “The overseas markets play a significant role in our overall business.  In November, at EICMA Milan Italy, we launched a new product, the NIU Aero electric bicycle, and three upgraded e-scooter models with improved top speed and riding range.  The new product and models are designed mainly for overseas markets such as European and U.S.  In January 2020, we plan to attend the CES show in the U.S. and launch additional new products.  We are very excited about our expanded product portfolio and believe such enriched product offerings will support the continued growth of the Company.”

1  Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan.

Third Quarter 2019 Financial Results

Revenues were RMB 654.5 million, an increase of 32.7% year over year, due to increased sales volume of 23.5% and increased revenues per e-scooter of 7.4%.

•                  E-scooter sales represented 88.0% of total revenues, while accessories, spare parts sales and service revenues represented 12.0% of total revenues.

•                  Higher e-scooter sales volume was mainly driven by the expanded sales network and enriched product portfolio.

•                  Increased revenues per e-scooter were mainly driven by higher sales in accessories, spare parts and services.

•                  China represented 92.4% of total e-scooter revenues, while overseas markets represented 7.6% of total e-scooter revenues, compared with 5.1% in the third quarter of 2018.

Cost of revenues were RMB 509.2 million, an increase of 17.9% year over year, mainly due to higher e-scooter sales volume.  The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,408, down 4.6% from RMB 3,571 in the third quarter 2018 as a result of lower raw material cost.

Gross margin was 22.2%, up substantially from 12.4% in the same period of 2018, mainly due to lower raw material costs, and a greater proportion of international sales and revenue from accessories and spare parts.

Operating expenses were RMB 91.8 million, an increase of 39.4% from the same period of 2018. Operating expenses as a percentage of revenues was 14.0%, compared with 13.3% in the third quarter of 2018.

•                  Selling and marketing expenses were RMB 57.1 million (including RMB 1.3 million of share-based compensation), an increase of 49.9% from RMB 38.1 million in the third quarter of 2018.  The increase was mainly due to the increases in advertising and promotion expense of RMB 9.1 million, staff cost and travelling expense of RMB 2.8 million, depreciation and amortization expense of RMB 2.5 million and online sales promotion expense of RMB 1.8 million, as a result of the growth in e-scooter sales volume, the opening of new franchised stores and an increased number of sales staffs.  Selling and marketing expenses as a percentage of revenues was 8.7% compared with 7.7% in the third quarter of 2018.

•                  Research and development expenses were RMB 17.1 million (including RMB 1.4 million of share-based compensation), an increase of 25.0% from RMB 13.7 million in the third quarter of 2018, mainly driven by the increases in staff cost of RMB 3.1 million and design expense of RMB 2.0 million which resulted from the Company’s continued efforts to enhance the research and development capability.  The higher expenses were partially offset by the decrease of share-based compensation expenses of RMB 2.2 million.  Research and development expenses as a percentage of revenues was 2.6%, compared with 2.8% in the third quarter of 2018.

•                  General and administrative expenses were RMB 17.6 million (including RMB 3.3 million of share-based compensation), an increase of 24.9% from RMB 14.1 million in the third quarter of 2018, mainly due to increase of staff cost of RMB 1.3 million and taxes and surcharges of RMB 1.0 million.  General and administrative expenses as a percentage of revenues was 2.7%, compared with 2.9% in the third quarter of 2018.

Operating expenses excluding share-based compensation was RMB 85.8 million, increased by 45.9% year over year, and represented 13.1% of revenues, compared with 11.9% in the third quarter of 2018.

•                  Selling and marketing expenses excluding share-based compensation were RMB 55.8 million, an increase of 48.6% year over year, and represented 8.5% of revenues, compared with 7.6% in the third quarter of 2018.

•                  Research and development expenses excluding share-based compensation were RMB 15.7 million, an increase of 55.0% year over year, and represented 2.4% of revenues, compared with 2.0% in the third quarter of 2018.

•                  General and administrative expenses excluding share-based compensation were RMB 14.3 million, an increase of 28.2% year over year, and represented 2.2% of revenues, compared with 2.3% in the third quarter of 2018.

Share-based compensation was RMB 6.1 million, a decrease of RMB 1.0 million compared to RMB 7.1 million in the same period of last year.

Net income was RMB 66.4 million, an improvement of RMB 68.6 million compared with a net loss of RMB 2.2 million in the third quarter of 2018. The net income margin was 10.1%, compared with a net loss margin of 0.4% in the same period of 2018.

Adjusted net income (non-GAAP) was RMB 72.5 million, compared with an adjusted net income of RMB 4.9 million in the third quarter of 2018. The adjusted net income margin2 was 11.1%, compared with an adjusted net income margin of 1.0% in the same period of 2018.

Basic and diluted net income per ADS were RMB 0.89 (US$ 0.12) and RMB 0.87 (US$ 0.12) respectively.

Balance Sheet

As of September 30, 2019, the Company had cash, term deposit and short-term investments of RMB 918.9 million in aggregate. The Company had restricted cash of RMB 279.6 million and short-term bank borrowings of RMB 268.5 million.

Business Outlook

•                  NIU expects revenues of fourth quarter to be in the range of RMB 450 million to RMB 515 million, representing a year-over-year increase of 5% to 20%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change.

2  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

Conference Call

The Company will host a conference call at 8:00 AM on November 25, 2019 U.S. Eastern Time (9:00 PM on November 25, 2019 Beijing/Hong Kong time) to discuss its third quarter 2019 financial results and provide a corporate update.

Participants may access the call via below dial-in details.

United States	+1-866-519-4004
International	+65-6713-5090
Hong Kong	800-906-601
Mainland China	400-620-8038
Conference ID	1259928

A replay will be accessible through November 30, 2019 by dialing the following numbers

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	1259928

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at https://ir.niu.com/.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance smart e-scooters.  NIU has a streamlined portfolio of products that address the needs of different segments of the modern urban resident, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services.  For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income/loss, and adjusted net income/loss margin.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan.  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.1477 to US$ 1.00, the exchange rate in effect as of September 30, 2019, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

NIU

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash	569,059,591	279,825,623	39,149,044
Term deposit	27,452,663	141,457,618	19,790,648
Restricted cash-current	179,262,714	279,575,103	39,113,995
Short-term investments	120,241,425	497,594,090	69,615,973
Accounts receivable, net	54,424,845	62,179,177	8,699,187
Inventories	142,382,205	232,005,827	32,458,809
Prepayments and other current assets	26,919,954	34,426,620	4,816,461
Total current assets	1,119,743,397	1,527,064,058	213,644,117

Non-current assets
Property and equipment, net	40,985,174	118,318,214	16,553,327
Intangible assets, net	7,717,754	8,212,859	1,149,021
Land use rights, net	—	34,529,744	4,830,889
Other non-current assets	16,805,474	4,873,209	681,787
Total non-current assets	65,508,402	165,934,026	23,215,024

Total assets	1,185,251,799	1,692,998,084	236,859,141

LIABILITIES
Current liabilities
Short-term bank borrowings	179,978,003	268,461,336	37,559,122
Accounts payable	249,665,890	398,907,116	55,809,158
Income taxes payable	—	7,894,181	1,104,437
Advance from customers	20,505,861	44,309,294	6,199,098
Deferred revenue-current	12,666,330	24,690,152	3,454,279
Accrued expenses and other current liabilities	134,184,026	197,935,964	27,692,260
Total current liabilities	597,000,110	942,198,043	131,818,354

Warranty-non current	17,609,842	18,918,144	2,646,746
Deferred revenue-non current	234,801	1,857,151	259,825
Total non-current liabilities	17,844,643	20,775,295	2,906,571

Total liabilities	614,844,753	962,973,338	134,724,925

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	83,120	83,487	11,680
Class B ordinary shares	12,839	12,839	1,796
Additional paid-in capital	1,717,483,548	1,730,040,756	242,041,602
Accumulated other comprehensive loss	(22,786,922)	(5,105,249)	(714,252)
Accumulated deficit	(1,124,385,539)	(995,007,087)	(139,206,610)
Total shareholders’ equity	570,407,046	730,024,746	102,134,216

Total liabilities and shareholders’ equity	1,185,251,799	1,692,998,084	236,859,141

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	Three months ended September 30,			Nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	493,196,944	654,457,316	91,561,945	1,050,276,220	1,540,182,595	215,479,468
Cost of revenues(a)	(432,008,871)	(509,226,828)	(71,243,453)	(909,193,943)	(1,193,792,703)	(167,017,740)
Gross profit	61,188,073	145,230,488	20,318,492	141,082,277	346,389,892	48,461,728

Operating expenses:
Selling and marketing expenses(a)	(38,118,554)	(57,130,290)	(7,992,821)	(108,347,926)	(133,992,951)	(18,746,303)
Research and development expenses(a)	(13,652,474)	(17,061,618)	(2,387,008)	(69,706,558)	(48,097,804)	(6,729,130)
General and administrative expenses(a)	(14,059,924)	(17,564,177)	(2,457,319)	(247,377,044)	(57,380,306)	(8,027,800)
Operating (loss)/income	(4,642,879)	53,474,403	7,481,344	(284,349,251)	106,918,831	14,958,495

Changes in fair value of a convertible loan	—	—	—	(34,499,858)	—	—
Interest expense	(2,357,501)	(3,181,184)	(445,064)	(6,262,816)	(8,185,509)	(1,145,195)
Interest income	590,001	4,843,500	677,631	1,918,690	14,650,950	2,049,743
Investment income	1,704,722	1,654,449	231,466	2,909,312	3,381,554	473,097
Foreign currency exchange gain/(losses)	2,347,184	4,809,136	672,823	1,944,522	4,029,808	563,791
Government grants	200,000	12,593,190	1,761,852	1,311,100	16,371,120	2,290,404
(Loss)/income before income taxes	(2,158,473)	74,193,494	10,380,052	(317,028,301)	137,166,754	19,190,335
Income tax expense	—	(7,778,647)	(1,088,273)	—	(7,788,302)	(1,089,624)
Net (loss)/income	(2,158,473)	66,414,847	9,291,779	(317,028,301)	129,378,452	18,100,711

Other comprehensive income/(losses)
Foreign currency translation adjustment	(11,470,675)	16,604,752	2,323,090	(18,319,140)	16,779,673	2,347,563
Unrealized gain on available for sale securities, net	293,293	853,726	119,441	394,405	902,000	126,194
Comprehensive (loss)/income	(13,335,855)	83,873,325	11,734,310	(334,953,036)	147,060,125	20,574,468
Net (loss)/income per share
—Basic	(0.04)	0.45	0.06	(7.21)	0.87	0.12
—Diluted	(0.04)	0.43	0.06	(7.21)	0.85	0.12
Net income per ADS
—Basic	—	0.89	0.12	—	1.74	0.24
—Diluted	—	0.87	0.12	—	1.69	0.24

Weighted average number of shares outstanding used in computing net (loss)/income per share
—Basic	57,216,265	149,139,114	149,139,114	43,992,924	148,880,453	148,880,453
—Diluted	57,216,265	153,149,234	153,149,234	43,992,924	153,031,577	153,031,577
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	—	74,569,557	74,569,557	—	74,440,227	74,440,227
—Diluted	—	76,574,617	76,574,617	—	76,515,789	76,515,789

Note:

(a) Includes share-based compensation expenses as follows:

	Three months ended September 30,			Nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	64,306	76,852	10,752	184,739	214,621	30,027
Selling and marketing expenses	580,742	1,332,752	186,459	1,605,107	3,041,915	425,580
Research and development expenses	3,542,241	1,385,910	193,896	43,660,213	2,257,838	315,883
General and administrative expenses	2,908,665	3,266,058	456,938	195,592,798	6,323,852	884,739
Total share-based compensation	7,095,954	6,061,572	848,045	241,042,857	11,838,226	1,656,229

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended September 30,			Nine months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(2,158,473)	66,414,847	9,291,779	(317,028,301)	129,378,452	18,100,711
Add:
Share-based compensation	7,095,954	6,061,572	848,045	241,042,857	11,838,226	1,656,229
Change in fair value of a convertible loan	—	—	—	34,499,858	—	—
Adjusted net income/(loss)	4,937,481	72,476,419	10,139,824	(41,485,586)	141,216,678	19,756,940